Mail Stop 3561

	June 2, 2005

Dr. Edwin C. Quattlebaum, CEO
MetaMorphix, Inc.
8000 Virginia Manor Road Suite 140
Beltsville, Maryland 20705

Re:	Metamorphix, Inc.
		Registration Statement on Form 10-SB
		Filed May 2, 2005
		File No. 000-51294

Dear Mr. Quattlebaum:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Forward-Looking Statements, page 1

1. Please clarify to disclose that the safe harbors for forward-looking statements included in the Securities Act and Securities
Exchange Act do not apply to statements made in your Form 10-SB.







Part I, page 2

Item 1. Description of Business, page 2

2. Please describe the development of the business as required by
Item 101(a) of Regulation S-B. Also, please provide a discussion of the actual products and services you have developed to date.

3. In describing your business, you employ many technical terms and jargon throughout this section that may be confusing and difficult for an average reader to understand. For example, we note the terms
"growth differentiation factors," "Cachexia," "genotyping," bioinformatics, "SNP," "nucleotide" etc. Please review this section for technical terms or jargon and significantly revise the business section to explain in greater detail your principal products and services. Where technical terms or jargon are used, please either explain when first used or remove any technical terms or jargon.

4. For each of the products, please describe how the company develops the product or the technology.

5. For each of the agreements discussed in the business section, please discuss the material terms of the agreement, including the duration.

Animal Genomics, page 2

6. We note that parts of the business section appear promotional, rather than factual, and should be revised to remove all promotional statements. No speculative information should be included, unless clearly labeled as the opinion of management of the company along with disclosure of the reasonable basis for such opinions or beliefs.
For example we note the statements in the first paragraph of this subsection such as "projected to be the dominant future technologies for livestock production and animal and human health." Also see the statement on page 3 in the third paragraph that "would result not only in substantial cost savings." Please provide reasonable support for the promotional statements in the prospectus. If a reasonable basis cannot be provided, the statements should be removed.

Myostatin, page 4

7. In this subsection, we note that you make several assertions regarding market conditions. Please provide us with reasonable support for the following assertions and summarize the support in the prospectus. If a third party is the source of the information, please name the third party and the publication where the information can be found. We note the following:

* "We expect our Myostatin-based technology to benefit the global livestock industry dramatically by improving production efficiencies, reducing production time, improving quality and nutritional value and decreasing the production of animal waste;"
* "Producing animals with up to 8% to 21% more meat;"
* "Improving the feed conversion ratio . . . by as much as 10%;"
* "Decreasing the time required to reach a target weight by 10% to 25%;"
* "Producing higher quality meat, including meat with 50% less fat content, higher protein content, improved tenderness and better flavor;"
* "Reducing animal waste;" and
* "Accelerating market branding of animal food products."
If you cannot provide us with adequate support for these assertions, you should delete them.

Other GDFs in Development, page 5

8. Please provide the reasonable basis for the statements "[w]e believe that a potential agricultural use for GDF-9 could be the regulation of livestock fertility, while potential human uses include the treatment of infertility and nonsteroidal contraception. In addition, GDF-12 had been found to play a specific role in liver growth and development and could be used in the treatment of liver diseases such as cirrhosis, hepatitis and liver cancer."

Human Applications, page 5

9. In the second paragraph of this subsection, please describe the "numerous scientific studies."

Animal Genomics, page 6

Celera Acquisition, page 6

10. Please describe the assets that the company acquired from Celera
Genomics Group of Applera.

11. Please describe the obligation to pay Celara a percentage of any economic consideration that the company receives from a contract or business relationship in the cattle area for 15 years. Also describe the percentage of any consideration that Celara will receive from a collaboration entered into prior to February 28, 2006 in the swine or poultry area.




12. Please explain the example on page 6 whereby you received $1 million from a swine collaborative partner and were required to pay
$1 million to Celera. Are you required to pay 100% of the amount from collaborative partners? Is this inclusive of the $500,000 annual payment? Also, why would $1 million be excluded from the calculation of revenue sharing payment rather than the $500,000? Please clarify.

Cargill Agreement, page 7

13. Please describe when the company may enter into the Joint
Commercialization Agreement with Cargill and the duration of the agreement.

14. Please describe the "defined period" in which Cargill will have the exclusive right to use the joint intellectual property on a commercial scale.

Monsanto Agreement, page 7

15. Please describe in more detail the fee arrangement and the principal terms of the agreement between the company and Monsanto
Company.

Growth Differentiation Factor Technology, page 7

Amended and Restated Collaboration Agreement with Genetics
Institute
and The John Hopkins University, page 7

16. Please refer to the first paragraph on page 8. Please describe in more detail the milestone payments and the royalties.

17. Please refer to the fourth paragraph, last sentence, on page
8.
Please describe the penalty interest rate. Please disclose any action that may result from the default, including the possibility that the agreement may not be extended. Please disclose the current expiration date of the agreement.

Chicken Commercial Licensing, page 9

18. Please describe in more detail the "Letters of Intent" and "Limited Licenses Agreements" and name the two chicken producers.

Additional Technology, page 9

Immunopharmaceuticals, page 9

19. Please describe in more detail the royalty payments to VIDO under the license agreement.
Patents and Proprietary Rights, page 10

20. Please describe the nature of the patents and whether the company holds joint ownership with or licenses any patents. Please discuss the importance to your business of the patents.

Government Regulation, page 10

21. Please describe the company`s products which have been approved by the FDA and include the dates of approval. Please describe those products which the company is currently seeking FDA approval and describe the steps necessary to obtain approval. Also include those products in which the company will seek in the near future FDA approval.

22. Please describe any approval necessary for the company`s products by the U.S. Department of Agriculture.

Foreign Regulation and Product Approval, page 12

23. Please describe the company`s products which have been approved or are currently in the process of being approved by foreign regulatory authorities.

Marketing and Sales, page 13

24. Please describe the markets for the company`s products such as the region of the country that the products are offered or if the products are offered in other countries.

Competition, page 13

Animal Genomics, page 13

25. Please describe the company`s competitive position in the industry. See Item 101(b)(4) of Regulation S-B.

Employees, page 14

26. Please include the number of total employees, including part-time employees.

Other

27. On page F-14, we note the discussion of the "Myostatin Chicken Commerical Licensing." Please describe the fees and the principal terms of this agreement in the Description of Business section.

28. Please describe the company`s dependence on one or a few major customers. See Item 101(b)(6) of Regulation S-B.

29. Please describe the costs and effects of compliance with environmental laws. See Item 101(b)(11) of Regulation S-B.

Risk Factors, page 14

We require additional funding and may be unable to obtain funding on acceptable terms, page 14

30. Please disclose the cash balance as of the most recent practicable date.

31. Please provide the basis for the statement that you believe you will generate positive cash flow from operations during 2006 or remove. We direct you to Item 10(d) of Regulation S-B regarding the
Commission`s position on projections.

We have substantial outstanding indebtedness including amounts owed to members of current and former management that we may be unable to repay or convert to equity, page 15

32. You state, "[a]t December 31, 2004, we had approximately $20,960,000 of outstanding indebtedness in the form of short-term and long-term promissory notes. Of such amount, $1,605,293 principal amount is past due and an additional $954,563 is considered short-term debt." We note that the balance sheet reflects $11,399,886 in long term notes payable and $1,623,824 in short term notes payable.
Please reconcile the amounts disclosed in the Risk Factors discussion to the amounts disclosed in the financial statements and notes thereto.

Our success in developing our product candidates depends upon the performance of our licensees and collaborative partners, page 16

33. Please revise the risk factor subheading to describe the risk that is discussed in the narrative.

Our preferred stockholders may have control over our actions, page
20

34. We note that the risk factor subheading states that the preferred stockholders may have control over the company`s actions.
However,
it appears that the preferred stockholders will have control over such actions. Please revise. Also, please disclose the percent of voting control held by the series E preferred stock.

35. Please add a separate risk factor discussing the going concern raised by the independent auditors` report.

Item 2.  Management`s Discussion and Analysis or Plan of
Operation,
page 21

Overview, page 21

36. We believe your MD&A section could benefit from an expanded "Overview" section that offers investors an introductory understanding of MetaMorphix and the matters with which management is concerned primarily in evaluating the company`s financial condition and operating results. A good introduction, accordingly, might include a discussion of the following: the economic or industry-wide factors relevant to the company; a discussion of how the company earns or expects to earn revenues and income; the identity of the company`s primary business lines, location(s) of operations and principal services; and insight into material opportunities, challenges, risks, and material trends and uncertainties. To the extent known, provide insight into challenges, risks and opportunities of which management is aware and discuss any actions being taken to address the same. For a more detailed discussion of what is expected in both this subheading and the MD&A section in general, please refer to: <http://www.sec.gov/rules/interp/33-8350.htm>. See also, Item 303 of Regulation S-B.

Critical Accounting Policies, page 21

37. We note your disclosure of the company`s Critical Accounting Policies. Please note this disclosure is supposed to supplement, but not duplicate, the description of accounting policies in the notes to the financial statements and provide greater insight into the quality and variability of information regarding financial condition and operating performance. Refer to SEC Release 33-8350, available at www.sec.gov./rules/interp/33-8350.htm and revise accordingly.

38. In connection with our comment above, expand the discussion of the company`s revenue recognition policies to clarify the method used to recognize revenue from parentage and identification genotyping services. Disclose the significant terms and conditions of these service contracts and explain the basis for the company`s method of revenue recognition.

39. Expand the discussion of the company`s revenue recognition policies to clarify the method used to recognize revenue from milestone payments from collaborative partners and licensees. Disclose significant terms and conditions in the company`s agreements, and explain the company`s basis for use of the straight-line method for certain arrangements. Disclose the method of revenue recognition used for arrangements where the company`s level of effort is not considered "relatively constant over the performance period."
Explain what is meant by "the determination of the performance period involves judgment by management."


40. Disclose the specific revenue recognition policies for upfront payments received from collaborative partners and licensees, including the $1 million license fee received in June 2004 from Monsanto Company. Describe the significant terms and conditions of the arrangements, including, for example, the five year license exclusivity period and other terms of the Monsanto Agreement.

41. Expand the discussion of revenue recognition policies to quantify the amount of revenue earned during the periods presented for each of the company`s principal sources of revenues, including parentage and identification genotyping services, upfront and milestone payments from collaborative partners and licensees, and other sources or types of arrangements.

Liquidity and Captial Resources, page 25

42. Update to provide an explanation for the net change in cash from operating, investing and financing activities.

43. Discuss any trends, events or uncertainties to have a material impact on short term or long term liquidity.

44. Disclose the company`s issuance of warrants to satisfy penalties due to the delay of paying noteholders.

45. Please disclose the cash balance as of the most recent practicable date and disclose how long you can satisfy your cash requirements.

Results of Operations, page 26

46. Please disclose that there is no guarantee that revenues will increase significantly or that these technologies currently under collaborative research projects will be commercialized. Lastly, please include disclosure immediately following this disclosure warning investors about placing undue certainty on projections.

47. Please include a comparison of the net losses.

Item 3.  Description of Property, page 28

48. Please include the payment amounts under each lease agreement.





Item 4.  Security Ownership of Certain Beneficial Owners and
Management, page 29

49. We note the disclosure in footnote three that the percent of ownership is based on the number of shares outstanding assuming conversion of the preferred stock. We direct your attention to Instruction 3 to Item 403 of Regulation S-B. Please calculate the percent on the basis of the outstanding securities plus, for each person or group, any securities that person or group has the right to acquire within 60 days pursuant to options, warrants or other conversion rights.

50. Please revise the footnotes to indicate the amount of common stock held through warrants, options, preferred stock or convertible debt.

51. Please provide the address for Applera Corporation.

52. For Applera Corporation, please provide the name(s) of the natural person(s) with voting or dispositive control over such company.

Item 5.  Directors and Executive Officers, Promoters and Control
Persons, page 30

53. Please include the dates of the prior executive positions listed for Dr. Quattlebaum.

54. Please disclose Mr. Russo`s business activities from January
2002
through March 2003.

55. Please describe the employment and dates of employment for Dr. Baile, Mr. Block and Mr. Reid during the last five years. See
Item
401(a)(4) of Regulation S-B. Also include the dates of their employment or affiliation with the institutions listed.

Item 6.  Executive Compensation, page 32

56. Please disclose in a footnote to the table any amount of salaries unpaid and accrued, if any.

57. Please disclose the certain performance-based goals that are used to determine the bonus for Mr. Quattlebaum.

Item 7.  Certain Relationships and Related Transactions, page 38

Management Loans, page 38

58. Please file as exhibits, the notes issued by the company to officers and directors. See Item 610 of Regulation S-B.


Item 8.  Description of Securities, page 39

59. Please reconcile the number of shares presented on the capitalization table on page 39 for Series C, D, F and G to the same shares presented in "Preferred Stock" on page 40.

Part II, page 43

Item 4.  Recent Sale of Unregistered Securities, page 44

60. We note the warrants issued for services. Please disclose the services rendered and the value placed on the services.

61. For each transaction please disclose the persons or class of persons to whom the securities were sold. See Item 701(b) of Regulation S-B.

62. For each transaction disclosed, please disclose the facts supporting your reliance upon each exemption from registration.

63. Please include the notes/loans with management that are convertible.

Financial Statements

Note 4 and Licenses, Acquisitions and Collaborative Agreements, page
F-12 - Celera AgGen Acquisition, page 6

64. In the second paragraph of note 4, we note that the short term portion of the amount due to Celera is equal to $1,495,000.
Revise
to disclose if the $1 million payment due in 2004 was made as of December 31, 2004. If payment was indeed made, please explain to us supplementally the reason why the short term amount due is greater than $500,000.

65. In the third paragraph of note 4, you state that the company was required to make a payment of $1 million to Celera following the receipt of $1 million from the Monsanto Company. Revise to clarify if this amount due is separate from the $1 million payable described in the second paragraph of this disclosure. Also, advise us why the
$1 million discussed (in the third paragraph) was recorded as a cost of revenue.

66. We note that the total consideration due to Celera is equal to $43,530,847. In "Licenses, Acquisitions..." on page 6, you state that consideration for the Celera assets and licenses was
2,000,000
shares of stock (valued at $35 million) and a deferred cash payment of $2,000,000. Please revise the disclosure on page 6 to discuss the remainder of the payments due to Celera.



67. In "Licenses, Acquisitions..." on page 6, you state that in a separate agreement with Celera, you are obligated to make quarterly payments of $125,000 for subscription-based access to Celera`s human genome database and analysis software. It appears that these amounts due are separate from the $5,709,076 that remains due to Celera as of
December 31, 2004. If this is so, revise the notes to the financial statements to discuss this material commitment and the accounting treatment thereof.

Note 5 - Collaborative Agreements, page F-13

Wyeth Agreement, page F-13

68. Revise to include the duration of the agreement with Wyeth.

Royalty Agreements, page F-14

69. In "Licenses, Acquisitions..." on page 9, we note the assets acquired from Biostar Inc. for $2,500,000. Revise the notes to the financial statements to discuss the company`s commitment to pay the amounts that have not been paid as of December 31, 2004. Also, revise to disclose the amount of quarterly payments due to VIDO and the total amount of license fees included in expense during the periods presented on the accompanying financial statements.

Agreement with The Johns Hopkins University and Gentics Institute,
Inc., page F-14

70. In "Licenses, Acquisitions..." on page 8, you state that the company is in arrears with respect to approximately $755,000 of research funding that you agreed to pay Johns Hopkins. You state in note 5 that you had a total of $750,000 of collaborative research expense in the years ending December 31, 2002 through 2004.
Please
advise us if these two amounts are one and the same. If so, revise note 5 to disclose that the $750,000 was not yet paid and disclose the company`s accounting for this amount in the financial statements.
If these amounts are not related, revise note 5 to discuss the nature of the $755,000 research funding and how this is accounted for in the financial statements.

Note 12 - Commitments and Contingencies, F-19

Litigation, F-19

71. If there is at least a reasonable possibility that a loss may incur, revise to disclose the nature of the contingency and an estimate of the possible loss or range of loss or state that such an estimate cannot be made. Refer to SFAS 5.



Note 13 - Debt, F-20

Promissory Notes from Related Parties, page F-24

72. Revise to include the date the promissory notes become due.

12.5% Private Placement Notes, page F-24

73. In "Debt Securities" on page 42, you state that the 12.5% notes will automatically convert into common stock at the conversion price upon an initial public offering of the company`s securities.
Please
revise note 13 to include this information.

Note Payable to Wyeth, page F-25

74. In "Licenses, Acquisitions..." on page 8, you state that Wyeth has the option to call the note due to them upon the closing of an IPO. Please revise note 13 to include this information.

Note 16 - Business Segments, page F-31

75. Per the statement of cash flows non-cash investing and financing activities section, $3,762,692 of debt converted to equity for the year ending 2004. In note 16, the debt to equity conversion balance is reported as $2,294,919. Please reconcile these amounts and revise the disclosures as necessary.

76. Please reconcile the reported value of warrants issued for advisory services of $3,682,819 and $5,093,330 as of December 31, 2004 and 2003, respectively, with the amounts disclosed on the statement of cash flows.

Note 17 - Related Party Transactions, page F-34

77. In "Risk Factors" on page 15, we note the $264,000 and
$625,500
in indebtedness due to Mr. Quattlebaum and a former director, respectively. Also, in "Certain Relationships and Related
Transactions" we note the working capital loans from various members of the board of directors for $250,000. Please revise to include all related party transactions in the notes to the financial statements.
Refer to SFAS 57.

78. Please note the updating requirements of Item 310(g) of Regulation S-B.




Exhibits

79. Please file all schedules, exhibits, appendices and attachments to all material contracts. For instance, please file exhibits B and
C to exhibit 10.21, the exhibits to exhibit 10.22, and the schedules to exhibit 10.23.

* * * * *

	As appropriate, please amend your filing and respond to theses comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.







      You may contact Babette Cooper at (202) 551-3396 or Terence O`Brien at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas
Kluck at (202) 551-3233, or Pamela Howell, who supervised the review of your filing, at (202) 551-3357 with any other questions.

	Sincerely,



	John Reynolds, Assistant Director
	Office of Emerging Growth Companies


 cc: 	Fran Stoller
	Fax (212) 214-0706
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Edwin C. Quattlebaum
MetaMorphix, Inc.
June 2, 2005
Page 1